UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Third Quarter Results 2025

Azul reports 3Q results with all-time record EBITDA of R$2.0 billion and moves forward with reorganization plan implementation requirements

São Paulo, November 14, 2025 – Azul S.A., “Azul” (B3:AZUL4, OTC:AZULQ), the largest airline in Brazil by number of cities served, announces today its results for the third quarter of 2025 (“3Q25”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights

3Q25 Highlights¹	3Q25	3Q24	% Δ	9M25	9M24	% Δ
Total operating revenue (R$ million)	5,737.0	5,129.6	11.8%	16,073.8	13,980.8	15.0%
Operating income (R$ million)	1,270.4	1,027.2	23.7%	2,220.9	2,269.1	-2.1%
Operating margin (%)	22.1%	20.0%	+2.1 p.p.	13.8%	16.2%	-2.4 p.p.
EBITDA (R$ million)	1,987.8	1,653.3	20.2%	4,516.3	4,121.1	9.6%
EBITDA margin (%)	34.6%	32.2%	+2.4 p.p.	28.1%	29.5%	-1.4 p.p.
ASK (million)	12,818	11,967	7.1%	38,448	33,962	13.2%
RASK (R$ cents)	44.76	42.87	4.4%	41.81	41.17	1.6%
PRASK (R$ cents)	41.30	39.80	3.8%	38.73	38.22	1.3%
Yield (R$ cents)	48.81	48.17	1.3%	46.92	47.38	-1.0%
CASK (R$ cents)	34.85	34.28	1.6%	36.03	34.48	4.5%
Fuel cost per liter (R$)	3.82	4.41	-13.2%	4.02	4.34	-7.3%

¹ Operating results were adjusted for non-recurring items totaling R$596.8 million in 3Q25. For more information see page 10.

▪	3Q25 EBITDA reached an all-time record of R$1,987.8 million, increasing 20.2% year-over-year, representing a 34.6% margin. Operating income increased 23.7% to a record R$1,270.4 million with a 22.1% margin.
▪	Operating revenue reached an all-time record at over R$5.7 billion, increasing 11.8% year-over-year, mainly driven by a recurring healthy demand environment, combined with the changes we made in our network, and the strong performance of our business units and ancillary revenues.
▪	RASK was also at a record levels for a third quarter at R$44.76 cents in 3Q25, increasing 4.4% year-over-year, even with capacity growing 7.1%. Our business units’ contribution to our revenues and margins remained strong, at 25.3% of RASK and 29.7% of EBITDA in 3Q25.
▪	Our capacity grew 7.1% year-over-year, mostly driven by a 30.5% increase from international operations. In the quarter, Azul transported 8.1 million passengers, in line compared to the same period last year. Passenger traffic (RPK) increased 9.7%, outpacing capacity and resulting in a record load factor of 84.6%, 2.0 percentage points higher than in 3Q24.
▪	CASK in 3Q25 was R$34.85 cents, 1.6% up compared to 3Q24, mainly due to 4.8% annual inflation, a 16.7% increase in the number of legal claims related to irregular operations occurred mostly in 2024, and a 14.6% increase year-over-year in depreciation, partially offset by a 1.7% average appreciation of the Brazilian real and a 13.2% reduction in fuel price, as well as several cost-reduction strategies related to productivity. In 3Q25, productivity measured in ASKs per FTE increased an impressive 8.6%, and fuel consumption per ASK dropped 1.4% year-over-year. Compared to 2Q25, CASK was down 2.0% mainly due to cost-reduction strategies already implemented as part of our restructuring process.
▪	Cash plus receivables was R$3.4 billion, 38.0% higher compared to 3Q24, representing 15.9% of the last twelve months’ revenues. In July, Azul accessed US$1.1 billion of its US$1.6 billion DIP financing. Of this amount, US$910 million were used to pay down bridge loans, superiority notes, convertible debentures and other debts, and US$200 million became additional liquidity for Azul. Accounts receivable rose 56.7% or R$958.3 million compared to June 30, 2025, driven mainly by a deliberate reduction in factoring of credit card receivables. As of September 30, 2025, the Company held over R$1.6 billion in credit card receivables, representing a readily available source of cash that can be accessed at management’s discretion at a low spread to the risk-free rate.
▪	Most recently, Azul achieved a key milestone in its restructuring, reaching a global settlement with its Unsecured Creditors Committee (UCC). This agreement led to court approval of its revised Chapter 11 disclosure statement and authorization to solicit creditor votes, paving the way toward plan confirmation and long-term financial stability.

1

Third Quarter Results 2025

Management Comments

Thanks to the passion of our crewmembers and our determination to transform Azul into an even stronger airline, we delivered another set of robust results in 3Q25. Total revenue grew an impressive 11.8% year over year, reaching an all-time record of R$5.7 billion, while our EBITDA expanded to a record of R$2.0 billion with a margin at 34.6%, reinforcing our position as one of the most profitable airlines in the world. This helped us to move forward with our plan to optimize our capital structure, which was burdened by the COVID-19 pandemic. Our strategy was not just about financial reorganization, but to re-create a robust, resilient, industry-leading airline – one that Customers will continue to love flying, at which Crewmembers will continue to love working, and that will create even more value for stakeholders.

RASK and PRASK reached record levels for a third quarter at R$ 44.76 cents and R$ 41.30 cents respectively, even with capacity increasing 7.1% year-over-year, a clear demonstration of the strength of our business model. Passenger demand grew 9.7% year-over-year, primarily driven by demand on international routes outpacing capacity growth, resulting in a record load factor of 84.6%. We are particularly encouraged by the progress in aircraft utilization, which reached 11.9 hours, a 4.1% increase over 3Q24 with further room for improvement. This outstanding performance was driven by our unique operational model and the successful execution of our optimized business plan, supported by the strength of our network, high-quality service, and operational efficiency.

We also made significant strides in accelerating the performance of our business units, which in 3Q25 accounted for 25.3% of total RASK and 29.7% of EBITDA. Azul Fidelidade, our loyalty program, continued its strong growth trajectory, surpassing 20 million members and representing 15.6% of total RASK in the quarter. Our vacations division Azul Viagens increased flown revenue by 29.5% year-over-year, driven by strong leisure market demand and supported by our dedicated vacations network. Our logistics arm Azul Cargo accelerated its growth, with total revenue up 16.5% year-over-year and EBITDA rising 24.1% over the same period.

During the quarter, we maintained our focus on cost reduction through savings measures initiated during the Chapter 11 process, resulting in a 2% CASK reduction compared to 2Q25. Productivity measured in ASKs per FTE rose an impressive 8.6% versus 3Q24, while fuel consumption per ASK decreased 1.4% year-over-year.

We closed the quarter with a liquidity position of R$3.4 billion, up 38.0% compared to 3Q24 and representing 15.9% of the last twelve months’ revenue. In July, we accessed US$1.1 billion of our US$1.6 billion DIP financing. Of this amount, US$910 million were used to pay down bridge loans, superiority notes, convertible debentures and other debts, and US$200 million became additional liquidity for Azul. We are pleased to report significant progress in our restructuring. In October, we reached a landmark global settlement with the Unsecured Creditors Committee (UCC), enabling amendments to our Chapter 11 reorganization plan and disclosure statement for Court approval. We also presented an updated business plan outlining Azul’s network and capacity strategy, along with revised estimates for cost-savings achieved through the Chapter 11 process. This plan confirms that Azul is on track to emerge with significantly reduced debt, lower lease liabilities, and substantially improved leverage, now projected at 2.5x upon emergence.

In November, the Court approved our disclosure statement, allowing us to begin soliciting votes on the plan of reorganization, and also approved our Backstop Commitment Agreement, securing US$650 million in committed support for our planned capitalization. We also entered into separate equity investment agreements with strategics partners United Airlines and American Airlines, totaling US$200 million in new funds for Azul at emergence, strengthening our capital structure and supporting the implementation of the plan. These milestones bring us closer to plan confirmation and the successful conclusion of our restructuring by February 2026.

We could not be more excited about the future. We are truly building Azul into a resilient, robust business plan focused on cash-generation, growing business units combined with industry-leading customer service and operational excellence. I want to thank our partners, crewmembers and customers for their continued support.

John Rodgerson, CEO of Azul S.A.

2

Third Quarter Results 2025

Consolidated Financial Results

The following income statement and operating data should be read in conjunction with the quarterly results comments presented below:

Income statement (R$ million)¹	3Q25	3Q24	% Δ	9M25	9M24	% ∆
Operating Revenue
Passenger revenue	5,294.1	4,762.8	11.2%	14,890.4	12,978.9	14.7%
Cargo revenue and other	442.9	366.8	20.7%	1,183.4	1,001.9	18.1%
Total operating revenue	5,737.0	5,129.6	11.8%	16,073.8	13,980.8	15.0%
Operating Expenses
Aircraft fuel	(1,370.2)	(1,493.9)	-8.3%	(4,330.9)	(4,220.8)	2.6%
Salaries and benefits	(597.0)	(647.9)	-7.9%	(1,989.8)	(1,978.5)	0.6%
Depreciation and amortization	(717.4)	(626.1)	14.6%	(2,295.4)	(1,852.0)	23.9%
Other rent & ACMI	(172.2)	(76.5)	125.0%	(450.7)	(196.5)	129.4%
Airport fees	(315.9)	(287.1)	10.0%	(950.3)	(768.9)	23.6%
Traffic and customer servicing	(241.8)	(221.9)	9.0%	(726.6)	(636.6)	14.1%
Sales and marketing	(230.5)	(240.2)	-4.0%	(641.2)	(633.6)	1.2%
Maintenance and repairs	(167.5)	(192.2)	-12.8%	(572.8)	(560.6)	2.2%
Other	(654.3)	(316.6)	106.6%	(1,895.4)	(864.1)	119.3%
Total Operating Expenses	(4,466.7)	(4,102.4)	8.9%	(13,852.9)	(11,711.7)	18.3%
Operating Result	1,270.4	1,027.2	23.7%	2,220.9	2,269.1	-2.1%
Operating margin	22.1%	20.0%	+2.1 p.p.	13.8%	16.2%	-2.4 p.p.
EBITDA	1,987.8	1,653.3	20.2%	4,516.3	4,121.1	9.6%
EBITDA margin	34.6%	32.2%	+2.4 p.p.	28.1%	29.5%	-1.4 p.p.
Financial Result	(1,914.5)	(636.8)	200.7%	(788.6)	(6,476.0)	-87.8%
Financial income	43.3	56.5	-23.4%	858.5	152.5	463.1%
Financial expenses²	(2,876.5)	(1,173.1)	145.2%	(6,887.9)	(3,466.7)	98.7%
Derivative financial instruments, net²	(0.0)	(122.1)	-100.0%	(20.0)	(120.8)	-83.4%
Foreign currency exchange, net	918.7	601.9	52.6%	5,260.9	(3,041.0)	n.a.
Result Before Income Taxes	(644.2)	390.4	n.a.	1,432.3	(4,206.9)	n.a.
Income tax and social contribution	-	(0.7)	n.a.	(0.0)	(1.0)	n.a.
Deferred income tax and social contribution	-	-	n.a.	-	39.5	n.a.
Net Result²	(644.2)	389.7	n.a.	1,432.3	(4,168.3)	n.a.
Net margin	-11.2%	7.6%	n.a.	8.9%	-29.8%	n.a.
Adjusted Net Result² ³	(1,562.9)	(125.8)	1141.9%	(3,855.3)	(1,057.8)	264.5%
Adjusted net margin² ³	-27.2%	-2.5%	-24.8 p.p.	-24.0%	-7.6%	-16.4 p.p.
Shares outstanding⁴	856.2	347.7	146.2%	788.1	347.7	126.7%
EPS	(0.75)	1.12	n.a.	1.82	(11.99)	n.a.
EPS (US$)	(0.14)	0.20	n.a.	0.32	(2.29)	n.a.
EPADR (US$)	(0.41)	0.61	n.a.	0.96	(6.87)	n.a.
Adjusted EPS³	(1.83)	(0.36)	404.4%	(4.89)	(3.04)	60.8%
Adjusted EPS³ (US$)	(0.34)	(0.07)	413.3%	(0.87)	(0.58)	48.9%
Adjusted EPADR³ (US$)	(1.01)	(0.20)	413.3%	(2.60)	(1.74)	48.9%

¹ Operating results were adjusted for non-recurring items totaling R$ 596.8 million in 3Q25. For more information see page 10.

² Excludes conversion rights related to convertible debentures.

³ Adjusted for unrealized derivative results and foreign currency. One ADR equals three preferred shares (PNs).

⁴ Shares outstanding do not include dilution related to convertible and equity instruments.

3

Third Quarter Results 2025

Operating Data¹	3Q25	3Q24	% Δ	9M25	9M24	% ∆
ASK (million)	12,818	11,967	7.1%	38,448	33,962	13.2%
Domestic	9,643	9,533	1.2%	29,537	27,372	7.9%
International	3,176	2,434	30.5%	8,911	6,590	35.2%
RPK (million)	10,846	9,888	9.7%	31,739	27,395	15.9%
Domestic	8,134	7,776	4.6%	24,219	21,731	11.4%
International	2,712	2,112	28.4%	7,520	5,663	32.8%
Load factor (%)	84.6%	82.6%	+2.0 p.p.	82.6%	80.7%	+1.9 p.p.
Domestic	84.3%	81.6%	+2.8 p.p.	82.0%	79.4%	+2.6 p.p.
International	85.4%	86.8%	-1.4 p.p.	84.4%	85.9%	-1.5 p.p.
Average fare (R$)	656.2	588.6	11.5%	621.5	571.7	8.7%
Passengers (thousands)	8,067	8,091	-0.3%	23,960	22,704	5.5%
Block hours	143,883	146,604	-1.9%	437,560	420,648	4.0%
Aircraft utilization (hours per day)²	11.9	11.5	4.1%	11.8	11.4	3.6%
Departures	77,428	83,449	-7.2%	236,536	241,378	-2.0%
Average stage length (km)	1,301	1,183	10.0%	1,288	1,162	10.8%
End of period operating passenger aircraft	185	186	-0.5%	185	186	-0.5%
Fuel consumption (thousands of liters)	358,265	339,093	5.7%	1,076,616	972,818	10.7%
Fuel consumption per ASK	27.9	28.3	-1.4%	28.0	28.6	-2.2%
ASK per FTE (thousand)	861.1	792.7	8.6%	2,582.8	2,249.7	14.8%
Full-time-equivalent employees	14,886	15,096	-1.4%	14,886	15,096	-1.4%
End of period FTE per aircraft	80	81	-0.9%	80	81	-0.9%
Yield (R$ cents)	48.81	48.17	1.3%	46.92	47.38	-1.0%
RASK (R$ cents)	44.76	42.87	4.4%	41.81	41.17	1.6%
PRASK (R$ cents)	41.30	39.80	3.8%	38.73	38.22	1.3%
CASK (R$ cents)	34.85	34.28	1.6%	36.03	34.48	4.5%
CASK ex-fuel (R$ cents)	24.16	21.80	10.8%	24.77	22.06	12.3%
Fuel cost per liter (R$)	3.82	4.41	-13.2%	4.02	4.34	-7.3%
Break-even load factor (%)	65.9%	66.1%	-0.2 p.p.	71.1%	67.6%	+3.6 p.p.
Average exchange rate (R$ per US$)	5.45	5.55	-1.7%	5.65	5.24	8.0%
End of period exchange rate	5.32	5.45	-2.4%	5.32	5.45	-2.4%
Inflation (IPCA/LTM)	4.81%	4.24%	+0.6 p.p.	4.81%	4.24%	+0.6 p.p.
WTI (average per barrel, US$)	65.21	73.21	-10.9%	65.95	77.44	-14.8%
Heating oil (US$ per gallon)	2.30	2.32	-0.7%	2.28	2.51	-9.2%

¹ Operating results were adjusted for non-recurring items totaling R$ 596.8 million in 3Q25. For more information see page 10.

² Excludes Cessna aircraft and freighters.

Operating Revenue

In 3Q25, Azul’s total operating revenues increased R$607.4 million, reaching an all-time record of more than R$5.7 billion, 11.8% higher than 3Q24 mainly due to a healthy demand environment, robust ancillary revenues and the notable performance of our businesses units.

Cargo revenue and other totaled R$442.9 million, 20.7% higher than 3Q24, mainly due to a better performance in our international cargo operation. In 3Q25, international cargo revenues increased a remarkable 24% year-over-year, with healthy margins.

Even with a capacity increase of 7.1%, our RASK and PRASK were at a record levels for a third quarter at R$44.76 cents and R$41.30 cents respectively, due to the sustainable competitive advantages of our unique business model. In 3Q25, business units accounted for 25.3% of RASK and 29.7% of EBITDA at more than R$412 million.

4

Third Quarter Results 2025

R$ cents¹	3Q25	3Q24	% Δ	9M25	9M24	% Δ
Operating revenue per ASK
Passenger revenue	41.30	39.80	3.8%	38.73	38.22	1.3%
Cargo revenue and other	3.46	3.07	12.7%	3.08	2.95	4.3%
Operating revenue (RASK)	44.76	42.87	4.4%	41.81	41.17	1.6%
Operating expenses per ASK
Aircraft fuel	(10.69)	(12.48)	-14.4%	(11.26)	(12.43)	-9.4%
Salaries and benefits	(4.66)	(5.41)	-14.0%	(5.18)	(5.83)	-11.2%
Depreciation and amortization	(5.60)	(5.23)	7.0%	(5.97)	(5.45)	9.5%
Other rent & ACMI	(1.34)	(0.64)	110.0%	(1.17)	(0.58)	102.6%
Airport fees	(2.46)	(2.40)	2.7%	(2.47)	(2.26)	9.2%
Traffic and customer servicing	(1.89)	(1.85)	1.7%	(1.89)	(1.87)	0.8%
Sales and marketing	(1.80)	(2.01)	-10.4%	(1.67)	(1.87)	-10.6%
Maintenance and repairs	(1.31)	(1.61)	-18.6%	(1.49)	(1.65)	-9.7%
Other operating expenses	(5.10)	(2.65)	92.9%	(4.93)	(2.54)	93.7%
Total operating expenses (CASK)	(34.85)	(34.28)	1.6%	(36.03)	(34.48)	4.5%
Operating income per ASK (RASK-CASK)	9.91	8.58	15.5%	5.78	6.68	-13.5%

¹ Operating results were adjusted for non-recurring items totaling R$ 596.8 million in 3Q25. For more information see page 10.

Operating Expenses

In 3Q25, operating expenses totaled R$4.5 billion, 8.9% higher than 3Q24. Costs per ASK (CASK) increased 1.6% to R$34.85 cents mainly explained by a 4.8% inflation in the period, a 16.7% increase in number of legal claims related to irregular operations occurred mostly in 2024, and a 30.5% increase in international capacity, which have higher rates, partially offset by a 1.7% appreciation of the Brazilian real against the US dollar, higher productivity and a 13.2% reduction in fuel price.

The breakdown of our main operating expenses compared to 3Q24 is as follows:

▪	Aircraft fuel decreased 8.3% to R$1,370.2 million mostly due to a 13.2% reduction in fuel price per liter (excluding hedges), partially offset by a 7.1% increase in total capacity. On a per-ASK basis, aircraft fuel reduced 14.4% mainly due to a reduction of 1.4% in fuel burn per ASK as a result of the growth in our next-generation fleet and a reduction in fuel prices.
▪	Salaries and benefits reduced 7.9% or R$50.9 million compared to 3Q24, mainly driven by higher productivity through a reduction in FTE and 1.9% reduction in block hours, partially offset by our capacity increase of 7.1% and a 4.8% union increase in salaries as a result of collective bargaining agreements with unions applicable to all airline employees in Brazil. Salaries per ASK dropped 14.0%, driven by higher productivity and several cost-reduction strategies already implemented.
▪	Depreciation and amortization increased 14.6% or R$91.3 million, driven by the increase in the size of our fleet compared to 3Q24 as a result of the fleet transformation process, which increased the right-of-use assets recognized at a higher foreign exchange rate, and the increase in spare engines due to supply issues with OEMs. On a per-ASK basis, depreciation and amortization increased 7.0% mainly due to the addition of 13 E2s aircraft compared to 3Q24.
▪	Other rent & ACMI increased R$95.7 million compared to 3Q24, mainly impacted by the start of our ACMI partnership in December 2024 and higher number of engine short-term lease to mitigate irregular operations caused by OEM performance and supply issues.
▪	Airport fees increased 10.0% or R$28.8 million and increased 2.7% mostly on a per-ASK basis, due to a 1.2% increase in domestic capacity and a 30.5% increase in international capacity, which have higher rates denominated in dollars.

5

Third Quarter Results 2025

▪	Traffic and customer servicing increased 9.0% or R$19.9 million, primarily due the increase in international departures which have higher expenses and 4.8% inflation in the period, partially offset by the optimization of our onboard services. On a per-ASK basis, traffic and customer servicing increased 1.7%.
▪	Sales and marketing reduced 4.0% or R$9.7 million, mostly driven by the shift to a lower capacity growth strategy. On a per-ASK basis, sales and marketing decreased 10.4%.
▪	Maintenance and repairs reduced 12.8% compared to 3Q24, mainly due to the savings from insourcing of maintenance events and renegotiations with suppliers and the 1.7% appreciation of the Brazilian real against the US dollar. Maintenance and repairs per ASK decreased 18.6%.
▪	Other increased R$337.7 million, mainly due to a 16.7% increase in the number of legal claims related to irregular operations occurred mostly in 2024, and a 4.8% annual inflation. From March onwards, we have seen significant improvement in our operational performance, which translated into an NPS recovery of almost 35 points in September 2025 compared to December 2024.

Non-Operating Results

Net financial results (R$ million)¹	3Q25	3Q24	% Δ	9M25	9M24	% ∆
Net financial expenses	(2,833.3)	(1,116.5)	153.8%	(6,029.4)	(3,314.2)	81.9%
Derivative financial instruments, net	(0.0)	(122.1)	-100.0%	(20.0)	(120.8)	-83.4%
Foreign currency exchange, net	918.7	601.9	52.6%	5,260.9	(3,041.0)	n.a.
Net financial results	(1,914.5)	(636.8)	200.7%	(788.6)	(6,476.0)	-87.8%

¹ Excludes the conversion right related to the convertible debentures.

Net financial expenses were R$2,833.3 million in the quarter, mainly due to a R$1,205 million in interest on loans and financing accrued in 3Q25, R$665 million in accrued interest related to leases recognized as financial expense as determined by IFRS16 rules, R$473 million in amortized cost of loans and financing, R$98 million in financial operations costs, and R$58 million in interest on credit card receivables factoring. Excluding financial expenses related to debt that will be equitized at emergence, net financial expenses would have been roughly R$800 million.

Derivative financial instruments, net were almost zero in 3Q25. As of September 30, 2025, Azul had hedged approximately 6% of its expected fuel consumption for the next twelve months by using forward contracts, options, and pre-determined pricing agreements with our fuel suppliers.

Foreign currency exchange, net registered a net gain of R$918.7 million in 3Q25 due to the 2.5% end of period appreciation of the Brazilian real against the US dollar versus 2Q25, resulting in a decrease in lease liabilities and loans denominated in foreign currency.

6

Third Quarter Results 2025

Liquidity and Financing

Azul ended the third quarter with total liquidity of R$8.8 billion including short-term investments, accounts receivable, security deposits and maintenance reserves. Immediate liquidity as of September 30, 2025 was R$3.4 billion, representing 15.9% of our LTM revenues. In July, Azul accessed US$1.1 billion of its US$1.6 billion DIP financing. Of this amount, US$910 million were used to pay down bridge loans, superiority notes, convertible debentures and other debts, and US$200 million became additional liquidity for Azul.

Accounts receivable rose 56.7%, or R$958.3 million, compared to June 30, 2025, driven mainly by a deliberate reduction in the factoring of credit card receivables. In Brazil, these receivables are predominantly tied to tickets already flown, eliminating cardholder credit risk and allowing for immediate access to funds without holdbacks. This structure provides Azul with significant liquidity flexibility, as receivables can be advanced at minimal cost when needed. As of September 30, 2025, the Company held over R$1.6 billion in credit card receivables, representing a readily available source of cash.

Liquidity (R$ million)	3Q25	2Q25	% Δ	3Q24	% Δ
Cash and cash equivalents	652.6	1,458.8	-55.3%	1,082.2	-39.7%
Short-term investments	143.3	142.4	0.6%	57.0	151.5%
Accounts receivable	2,647.6	1,689.3	56.7%	1,356.7	95.1%
Immediate liquidity	3,443.5	3,290.5	4.6%	2,495.9	38.0%
Cash as % of LTM revenue	15.9%	15.7%	+0.3 p.p.	13.1%	+2.8 p.p.
TAP Bond	969.6	991.9	-2.3%	912.9	6.2%
Long-term investments and receivables	--	-	n.a.	53.9	n.a.
Security deposits and maintenance reserves	4,382.4	3,535.3	24.0%	2,816.6	55.6%
Total Liquidity	8,795.5	7,817.7	12.5%	6,279.3	40.1%

Compared to 2Q25, gross debt increased R$2,904.8 million to R$37,315.2 million, mostly due to the roughly R$6.0 billion DIP financing raised in the quarter as part of our restructuring process, partially offset by the bridge loan and superpriority note repayment, and the 2.5% end of period appreciation of the Brazilian real against the US dollar, which decreased our dollar-denominated lease liabilities and loans. Excluding lease liabilities that will be extinguished and loans and financing that will be equitized, our gross debt would have been around R$20 billion.

Loans and financing (R$ million)¹	3Q25	2Q25	% Δ	3Q24	% Δ
Lease liabilities	15,645.1	16,304.3	-4.0%	13,620.6	14.9%
Lease notes	730.9	722.3	1.2%	1,162.2	-37.1%
Finance lease liabilities	613.3	594.8	3.1%	647.2	-5.2%
Other aircraft loans and financing	984.6	1,068.7	-7.9%	707.9	39.1%
Loans and financing	19,341.4	15,720.4	23.0%	11,818.8	63.6%
% of non-aircraft debt in local currency	7%	5%	+1.3 p.p.	13%	-6.6 p.p.
% of total debt in local currency	3%	2%	+0.2 p.p.	6%	-3.2 p.p.
Gross debt	37,315.2	34,410.4	8.4%	27,956.6	33.5%

¹ Considers the effect of hedges on debt. Excludes convertible debentures, and OEM notes.

The table below presents additional information related to our loans and financing payments in 3Q25:

Loans and financing payments (R$ million)	3Q25	2Q25	% Δ	3Q24	% Δ
Loans and financing repayments	46.5	194.2	-76.1%	125.4	-63.0%
Interest on loans and financing	32.4	77.0	-57.9%	341.5	-90.5%
Total loans and financing payments	78.9	271.2	-70.9%	467.0	-83.1%

7

Third Quarter Results 2025

The table below presents additional information related to our interest payments in 3Q25:

Interest payments (R$ million)	3Q25	2Q25	% Δ	3Q24	% Δ
Interest on loans and financing	32.4	77.0	-57.9%	341.5	-90.5%
Interest on leases	86.0	39.9	115.6%	166.6	-48.4%
Interest on leases - notes and equity	(0.0)	52.5	n.a.	17.5	n.a.
Interest on convertible instruments	-	42.1	n.a.	-	n.a.
Interest on factoring credit card receivables	57.8	111.5	-48.1%	84.3	-31.4%
Other interest	2.6	2.5	3.9%	63.9	-96.0%
Total interest payments	178.8	325.5	-45.1%	673.8	-73.5%

As of September 30, 2025, Azul’s average debt maturity excluding lease liabilities and convertible debentures was 2.0 years, with an average interest rate of 13.2%. Average interest rate on local and dollar-denominated obligations were equivalent to CDI + 4% and 13.0% respectively.

Azul’s leverage ratio measured as net debt to LTM EBITDA was 5.1x, mainly due to the appreciation of the Brazilian real against the US dollar this year, which impacted our dollar-denominated debt, in addition to the R$6.0 billion debt raised in the quarter as part of our restructuring plan. This leverage does not consider the conversion of the 1L and 2Ls into equity as part of the Chapter 11 plan, which is expected to reduce leverage to 2.5x at emergence.

Key financial ratios (R$ million)	3Q25	2Q25	% Δ	3Q24	% Δ
Cash¹	4,413.1	4,282.4	3.1%	3,462.7	27.4%
Gross debt²	37,315.2	34,410.4	8.4%	27,956.6	33.5%
Net debt	32,902.2	30,128.0	9.2%	24,493.9	34.3%
Net debt / EBITDA (LTM)	5.1x	4.9x	0.2x	4.4x	0.7x

¹ Includes cash, cash equivalents, receivables, short and long-term investments.

² Excludes convertible debentures and OEM notes.

Fleet

As of September 30, 2025, Azul had a passenger operating fleet of 185 aircraft with an average aircraft age of 7.3 years excluding Cessna aircraft.

Passenger Operating Fleet	3Q25	2Q25	% Δ	3Q24	% Δ
Airbus widebody	12	12	-	12	-
Airbus narrowbody	57	57	-	57	-
Embraer E2	37	35	5.7%	24	54.2%
Embraer E1	25	28	-10.7%	33	-24.2%
ATR	31	31	-	36	-13.9%
Cessna	23	23	-	24	-4.2%
Total passenger operating fleet	185	186	-0.5%	186	-0.5%

The table below presents additional information related to our lease payments in 3Q25:

Lease payments (R$ million)	3Q25	2Q25	% Δ	3Q24	% Δ
Lease repayments	617.2	696.3	-11.4%	667.1	-7.5%
Interest on leases	86.0	39.9	115.6%	166.6	-48.4%
Total lease payments¹	703.2	736.2	-4.5%	833.7	-15.7%

¹ The difference between the total lease payment presented above and lease payments shown on "Note 19.2 Leases" in the Interim Condensed Financial Statements is due to non-cash offsets occurred in the period.

8

Third Quarter Results 2025

Capex

Capital expenditures as presented in our cash flows from investing activities excluding short-term investment totaled R$117.2 million in 3Q25, mostly due to the capitalization of engine overhauls and the acquisition of spare parts in the quarter. This does not include prepayments and maintenance reserves.

Capex (R$ million)	3Q25	3Q24	% Δ	9M25	9M24	% Δ
Aircraft and maintenance and checks	61.9	186.8	-66.9%	198.0	548.6	-63.9%
Intangible assets	27.5	41.7	-34.2%	74.9	120.1	-37.7%
Pre-delivery payments	-	-	n.a.	-	276.8	n.a.
Other	27.9	18.9	47.2%	46.1	53.6	-14.0%
Capex	117.2	247.5	-52.6%	319.0	999.2	-68.1%
Sale and leaseback	-	-12.4	n.a.	-30.7	-22.7	35.4%
Net capex	117.2	235.1	-50.1%	288.3	976.5	-70.5%

Including prepayments and maintenance reserves that impacted working capital, capital expenditures totaled R$502.3 million in 3Q25.

Capex including prepayments and reserves (R$ million)	3Q25	3Q24	% Δ	9M25	9M24	% Δ
Net capex from sales and leaseback	117.2	235.1	-50.1%	288.3	976.5	-70.5%
Engine Financing	44.1	0.9	4826.1%	128.8	0.9	14288.6%
Prepayments and reserves	341.0	319.0	6.9%	908.6	1,310.8	-30.7%
Total capex including prepayment and reserves	502.3	555.0	-9.5%	1,325.7	2,288.2	-42.1%

9

Third Quarter Results 2025

Non-Recurring Items Reconciliation

The operating results presented in this release include items that we deem non-recurring and that should not be considered when making comparisons to prior or future periods.

In 3Q25, our operating results were adjusted for non-recurring items totaling R$596.8 million mainly related to:

▪	Salaries and benefits: R$15.0 million due to payroll expenses related to restructuring process and maintenance of aircraft slated to be rejected.
▪	Other rent and ACMI: R$105.7 million in new provisions related to engine rent due to OEM contract termination.
▪	Airport fees: R$8.7 million due to parking fees for aircraft slated to be rejected.
▪	Maintenance and repairs: R$19.4 million maintenance costs related to aircraft slated to be rejected.
▪	Other: R$447.9 million in restructuring advisor fees and other redelivery provision and costs related to aircraft slated to be rejected.

The table below provides a reconciliation of our reported amounts to the adjusted amounts excluding non-recurrent items:

3Q25 Non-recurring Adjustments	As recorded	Adjustments	Adjusted
Operating Revenue
Passenger revenue	5,294.1	-	5,294.1
Cargo revenue and other	442.9	-	442.9
Total operating revenue	5,737.0	-	5,737.0
Operating Expenses
Aircraft fuel	1,370.2	-	1,370.2
Salaries and benefits	611.9	(15.0)	597.0
Depreciation and amortization	717.4	-	717.4
Other rent & ACMI	278.0	(105.7)	172.2
Airport fees	324.6	(8.7)	315.9
Traffic and customer servicing	241.8	-	241.8
Sales and marketing	230.5	0.0	230.5
Maintenance and repairs	186.9	(19.4)	167.5
Other	1,102.2	(447.9)	654.3
Total Operating Expenses	5,063.5	(596.8)	4,466.7
Operating Result	673.6	596.8	1,270.4
Operating margin	11.7%	+10.4 p.p.	22.1%
EBITDA	1,391.0	596.8	1,987.8
EBITDA margin	24.2%	+10.4 p.p.	34.6%

10

Third Quarter Results 2025

Environmental, Social and Governance (“ESG”) Responsibility

The table below presents Azul’s key ESG information according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry:

ESG Key Indicators	3Q25	2Q25	% Δ
Environmental
Fuel
Total fuel consumed per ASK (GJ / ASK)	1,050	1,053	-0.3%
Total fuel consumed (GJ x 1000)	13,458	13,506	-0.4%
Fleet
Average age of operating fleet¹ (years)	7.3	7.2	1.2%
Social
Labor Relations
Employee gender: male (%)	59.0%	59.0%	-
Employee gender: female (%)	41.0%	41.0%	-
Employee monthly turnover (%)	0.9%	0.7%	0.2 p.p.
Employee covered under collective bargaining agreements (%)	100%	100%	-
Volunteers (#)	7,445	7,380	0.9%
Governance
Management
Independent directors (%)	89%	89%	-
Percent of Board members that are women (%)	22%	22%	-
Board of Directors' average age (years)	54	54	0.5%
Director meeting attendance (%)	100%	100%	-
Board size (#)	9	9	-
Participation of women in leadership positions (%)	37%	37%	-

¹ Excludes Cessna aircraft.

Conference Call

Due to the voluntary filing for reorganization and debt restructuring under Chapter 11 protection in the United States, the Company will not be holding an investor conference call following the results release.

About Azul

Azul S.A. (B3: AZUL4; OTC: AZULQ), the largest airline in Brazil in terms of cities served, offers more than 800 daily flights to 137 destinations. With an operational fleet of around 200 aircraft and over 14,000 crew members, the company operates a network of 250 direct routes. Azul was named by Cirium (a leading aviation data analytics company) as the 2nd most punctual airline in the world in 2023. In 2020, Azul was awarded as the best airline in the world by TripAdvisor, marking the first time a Brazilian airline achieved first place in the Traveler’s Choice Awards. For more information visit ri.voeazul.com.br/en/.

Contact: Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

11

Third Quarter Results 2025

Balance Sheet – IFRS

(R$ million)	September 30, 2025	June 30, 2025	September 30, 2024
Assets	27,626.2	26,897.0	23,404.2
Current assets	7,298.8	7,180.1	5,011.2
Cash and cash equivalents	652.6	1,458.8	1,082.2
Short-term investments	1,112.9	1,134.3	57.0
Accounts receivable	2,647.6	1,689.3	1,356.7
Inventories	1,022.2	988.1	1,026.5
Security deposits and maintenance reserves	414.0	329.7	596.4
Taxes recoverable	241.0	210.8	221.5
Prepaid expenses	327.5	257.2	194.6
Other current assets	880.9	1,111.9	476.2
Non-current assets	20,327.4	19,716.9	18,393.0
Long-term investments	-	-	966.8
Security deposits and maintenance reserves	3,968.4	3,205.7	2,220.2
Other non-current assets	651.9	516.7	518.0
Right of use – leased aircraft and other assets	9,505.0	9,824.3	9,040.8
Right of use – maintenance of leased aircraft	1,778.0	1,684.3	1,154.5
Property and equipment	2,877.9	2,919.4	2,973.5
Intangible assets	1,546.3	1,566.5	1,519.3
Liabilities and equity	27,626.2	26,897.0	23,404.2
Current liabilities	26,828.3	21,363.7	18,521.9
Loans and financing	11,291.8	4,962.0	1,560.7
Convertible instruments	54.4	30.7	69.0
Leases	3,965.4	4,100.6	3,812.1
Lease notes	62.9	53.1	107.4
Lease equity	-	-	874.0
Accounts payable	3,477.6	3,576.9	3,699.1
Factoring	-	-	50.0
Air traffic liability	6,006.9	6,530.7	5,813.0
Salaries and benefits	610.2	563.2	564.3
Insurance payable	14.8	6.9	4.2
Taxes payable	105.6	97.1	168.9
Derivative financial instruments	-	-	117.4
Provisions	405.2	500.4	662.5
Airport fees	711.5	756.2	691.8
Other	122.0	185.8	327.5
Non-current liabilities	28,204.6	31,573.8	30,918.3
Loans and financing	9,034.1	11,827.1	10,966.0
Convertible instruments	495.9	641.6	1,171.1
Leases	12,293.0	12,798.4	10,455.7
Lease notes	668.0	669.2	1,054.8
Lease equity	-	-	1,467.0
Accounts payable	1,534.8	1,370.5	1,199.2
Provision	2,468.2	2,509.3	2,967.8
Airport fees	733.9	756.8	748.0
Other non-current liabilities	976.7	1,000.9	888.6
Equity	(27,406.7)	(26,040.5)	(26,036.0)
Issued capital	7,060.8	7,060.8	2,315.6
Capital reserve	(1,407.0)	(1,406.0)	2,055.5
Treasury shares	(3.1)	(4.3)	(4.3)
Accumulated other comprehensive result	5.9	5.9	3.1
Accumulated losses	(33,063.3)	(31,696.9)	(30,405.9)

12

Third Quarter Results 2025

Cash Flow Statement – IFRS

(R$ million)	3Q25	3Q24	% Δ	9M25	9M24	% Δ
Cash flows from operating activities
Net profit (loss) for the period	(1,366.5)	121.2	n.a.	1,755.2	(4,738.7)	n.a.
Total non-cash adjustments
Depreciation and amortization	717.4	626.1	14.6%	2,295.4	1,852.0	23.9%
Unrealized derivatives	137.4	305.1	-55.0%	(723.3)	(53.3)	1257.0%
Exchange gain and (losses) in foreign currency	(886.2)	(697.3)	27.1%	(5,438.7)	3,292.2	n.a.
Financial income and expenses, net	2,727.6	1,279.4	113.2%	6,211.8	3,694.3	68.1%
Provisions	108.9	(148.4)	n.a.	193.5	(114.7)	n.a.
Result from modification of lease and provision	6.6	(24.2)	n.a.	(1,286.3)	(113.1)	1037.3%
Other	(99.0)	(424.6)	-76.7%	(20.4)	(965.5)	-97.9%
Changes in operating assets and liabilities
Trade and other receivables	(939.6)	(116.7)	705.3%	(918.3)	131.3	n.a.
Security deposits and maintenance reserves	(133.1)	(55.8)	138.7%	(407.5)	(286.3)	42.3%
Other assets	(394.6)	(83.0)	375.3%	(657.8)	(410.9)	60.1%
Derivatives	-	(35.8)	n.a.	(46.8)	(51.2)	-8.6%
Accounts payable	(95.6)	236.2	n.a.	(585.3)	686.9	n.a.
Salaries and benefits	78.2	50.5	55.0%	185.1	146.9	26.0%
Air traffic liability	(433.4)	259.1	n.a.	(61.8)	756.8	n.a.
Provisions	(162.6)	(108.8)	49.5%	(470.5)	(308.9)	52.3%
Other liabilities	(163.9)	184.6	n.a.	(211.4)	87.9	n.a.
Interest paid	(178.8)	(673.8)	-73.5%	(1,271.2)	(1,796.9)	-29.3%
Interest on loans and financing	(32.4)	(341.5)	-90.5%	(469.5)	(962.2)	-51.2%
Interest on leases	(86.0)	(166.6)	-48.4%	(281.0)	(402.6)	-30.2%
Interest on leases - notes and equity	0.0	(17.5)	n.a.	(61.3)	(33.4)	83.9%
Interest on convertible instruments	-	-	n.a.	(175.2)	(76.4)	129.4%
Interest on factoring credit card receivables	(57.8)	(84.3)	-31.4%	(278.4)	(244.4)	13.9%
Other interest	(2.6)	(63.9)	-96.0%	(5.7)	(78.0)	-92.7%
Net cash generated (used) by operating activities	(1,077.0)	693.8	n.a.	(1,458.4)	1,808.7	n.a.

Cash flows from investing activities
Short-term investment	0.0	1.4	-99.9%	(22.4)	(106.0)	-78.9%
Cash received on sale of property and equipment	-	-	n.a.	7.3	-	n.a.
Sales and leaseback	-	12.4	n.a.	30.7	22.7	35.4%
Acquisition of subsidiary, net of cash acquired	(5.9)	-	n.a.	(5.9)	-	n.a.
Acquisition of intangible	(27.5)	(41.7)	-34.2%	(74.9)	(120.1)	-37.7%
Acquisition of property and equipment	(89.7)	(205.7)	-56.4%	(244.1)	(879.1)	-72.2%
Net cash generated (used) in investing activities	(123.1)	(233.7)	-47.3%	(309.3)	(1,082.6)	-71.4%

Cash flows from financing activities
Loans and financing
Proceeds	1,115.5	20.0	5477.5%	6,233.5	2,299.9	171.0%
Repayment	(46.5)	(125.6)	-63.0%	(2,555.0)	(1,194.3)	113.9%
Lease repayment	(617.2)	(667.1)	-7.5%	(2,346.6)	(2,200.7)	6.6%
Factoring	-	(44.8)	n.a.	-	(447.6)	n.a.
Cost of issuing shares	-	-	n.a.	(43.0)	-	n.a.
Capital increase	-	-	n.a.	51.2	0.0	284383.3%
Treasury shares	-	-	n.a.	(0.0)	(2.6)	-99.8%
Net cash generated (used) in financing activities	451.9	(817.6)	n.a.	1,340.1	(1,545.3)	n.a.

Exchange gain (loss) on cash and cash equivalents	(57.9)	0.1	n.a.	(129.8)	4.0	n.a.

Net decrease in cash and cash equivalents	(806.2)	(357.4)	125.6%	(557.4)	(815.2)	-31.6%

Cash and cash equivalents at the beginning of the period	1,458.8	1,439.6	1.3%	1,210.0	1,897.3	-36.2%

Cash and cash equivalents at the end of the period	652.6	1,082.2	-39.7%	652.6	1,082.2	-39.7%

13

Third Quarter Results 2025

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of scheduled flights that were executed.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA

Earnings before interest, taxes, depreciation, and amortization. Adjusted EBITDA excludes non-recurring items.

FTE (Full-Time Equivalent)

Equivalent number of employees assuming all work full-time.

Immediate Liquidity

Cash, cash equivalents, short-term investments, and receivables.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

LTM

Last twelve months ended on the last day of the quarter presented.

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer.

14

Third Quarter Results 2025

This earnings release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects, and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this earnings release because of new information, future events, or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this earnings release, we present EBITDA and EBITDA margin, which are non-IFRS performance measures and are not financial performance measures determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

15

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 14, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer